UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: August 13, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Sky-mobi Limited Announces Share Repurchase Program

HANGZHOU, China, August 13, 2012 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today that its board of directors has approved a share repurchase program.

The board has authorized the Company to repurchase up to US$10 million of its own American Depositary Shares (“ADSs”) during the period from August 13, 2012 to August 12, 2013. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The Company expects to implement this share repurchase program in a manner consistent with market condition and the interest of the shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.

“A variety of factors have impacted the valuation of US listed Chinese stocks in recent months, and resulted in Sky-mobi’s stock trading at what we believe to be a significantly undervalued level,” said Mr. Michael Song, Sky-mobi’s Chairman and Chief Executive Officer. “We have made significant progress in the smart phone segment and are confident about establishing a leading market position in the segment through the year. Our strong balance sheet and cash flow from the feature phone business provides strong financial base to execute our smart phone strategy. At the same time, we feel it is important to use a portion of our cash to enhance shareholder value.”

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China based on number of user visits, downloads and handset manufacture partners. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8458.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Sky-mobi Limited	CCG Investor Relations
Mr. Carl Yeung, CFO	Elaine Ketchmere, Partner and VP
Phone: + (86) 571-87770978 (Hangzhou)	Phone: +(1) 310-954-1345 (Los Angeles)
Email: ir@sky-mobi.com	Email: elaine.ketchmere@ccgir.com

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